Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No.   S-153673

Vancouver Registry

“SUPREME COURT OF BRITISH COLUMBIA”

VANCOUVER REGISTRY

JUNE 12 2015

ENTERED”

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299
OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

- and -

IN THE MATTER OF A PROPOSED ARRANGEMENT
AMONG 37 CAPITAL INC.,
27 RED CAPITAL INC., 4 TOUCHDOWNS CAPITAL INC.,
and the SHAREHOLDERS of 37 CAPITAL INC.

37 CAPITAL INC.

Petitioner

ORDER MADE AFTER APPLICATION

BEFORE	) ) )	THE HONOURABLE JUSTICE McEWAN	) ) )	12/Jun/2015

ON THE APPLICATION of the Petitioner, 37 Capital Inc., coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 12/Jun/2015 and on hearing Jennifer R. Loeb, counsel for the Petitioner, for a final order pursuant to Section 291 of the Business Corporations Act (“BCBCA”), and upon reading the materials and pleadings filed herein, and upon being advised that it is the intention of the Petitioner to rely on Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”), and that the declaration of the fairness, and the approval, of the Arrangement contemplated in the Plan of Arrangement by this Honourable Court will serve as a basis for an exemption from the registration requirement set out in the 1933 Act for the distributions and exchange of securities contemplated in connection with the Arrangement, specifically regarding the exchange of 37 Cap Common Shares for 37 Cap New Common Shares, Class 1 Reorganization Shares, Class 2 Reorganization Shares, Spinco1 Common Shares and Spinco2 Common Shares, pursuant to the Plan of Arrangement;

THIS COURT ORDERS that:

1.                                          Pursuant to the provisions of Section 291(4)(c) of the BCBCA, the Arrangement, as described in the Plan of Arrangement annexed to this Order Made After Application as Schedule “A”, including the terms and conditions thereof, and the exchange of securities contemplated therein, is an arrangement, and DECLARES that the Plan of Arrangement is substantively and procedurally fair and reasonable to the security holders of the Petitioner.

2.                                          The Arrangement, as described in the Plan of Arrangement annexed to this Final Order Made After Application as Schedule “A”, shall be and is hereby approved pursuant to the provisions of Section 291(4)(a) of the BCBCA.

3.                                          The Petitioner shall be entitled, at any time, to seek leave to vary this Final Order Made After Application, to seek advice and direction of this Honourable Court as to the implementation of this Order Made After Application or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

“Jennifer Loeb”
Signature of Lawyer for the Petitioner,
37 Capital Inc.
Lawyer: Jennifer R. Loeb

BY THE COURT

“Registrar’s signature”

Registrar – As to Form